SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

13d-2(a)

(Amendment No.     )

APOLLO COMMERCIAL REAL ESTATE FINANCE, INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

0376U105

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 29, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0376U105		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Liberty Life Insurance Company

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization South Carolina

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,800,000 shares of common stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,800,000 shares of common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,800,000 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 8.8%

14	Type of Reporting Person IC

CUSIP No. 0376U105		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Investors Insurance Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,200,000 shares of common stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,200,000 shares of common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,200,000 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 5.8%

14	Type of Reporting Person IC

CUSIP No. 0376U105		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Athene Asset Management LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,200,000 shares of common stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,200,000 shares of common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,200,000 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 5.8%

14	Type of Reporting Person OO

CUSIP No. 0376U105		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Life Asset Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,200,000 shares of common stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,200,000 shares of common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,200,000 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 5.8%

14	Type of Reporting Person CO

CUSIP No. 0376U105		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Capital Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,200,000 shares of common stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,200,000 shares of common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,200,000 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 5.8%

14	Type of Reporting Person PN

CUSIP No. 0376U105		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Capital Management GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,200,000 shares of common stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,200,000 shares of common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,200,000 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 5.8%

14	Type of Reporting Person OO

CUSIP No. 0376U105		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,297,500 shares of common stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,297,500 shares of common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,297,500 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 6.3%

14	Type of Reporting Person PN

CUSIP No. 0376U105		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,297,500 shares of common stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,297,500 shares of common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,297,500 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 6.3%

14	Type of Reporting Person OO

CUSIP No. 0376U105		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Athene Holding Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 3,000,000 shares of common stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 3,000,000 shares of common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 14.6%

14	Type of Reporting Person CO

CUSIP No. 0376U105		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Athene Group Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 3,000,000 shares of common stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 3,000,000 shares of common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 14.6%

14	Type of Reporting Person CO

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the shares of common stock, par value $0.01 (the “Common Stock”), of Apollo Commercial Real Estate Finance, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at c/o Apollo Global Management, LLC, 9 West 57th Street, 43rd Floor, New York, NY 10019.

Item 2.	Identity and Background

This Statement on Schedule 13D is filed jointly by (i) Liberty Life Insurance Company, a South Carolina stock life insurance company (“Liberty Life”), (ii) Investors Insurance Corporation, a Delaware stock life insurance company (“IIC”), (iii) Athene Asset Management LLC, a Delaware limited liability company (“AAM”), (iv) Apollo Life Asset Ltd., an exempted company incorporated in the Cayman Islands (“Apollo Life”), (v) Apollo Capital Management, L.P., a Delaware limited partnership (“Capital Management”), (vi) Apollo Capital Management GP, LLC, a Delaware limited liability company (“Capital Management GP”), (vii) Apollo Management Holdings, L.P., a Delaware limited partnership (“Management Holdings”), (viii) Apollo Management Holdings GP, LLC, a Delaware limited liability company (“Management Holdings GP”), (ix) Athene Holding Ltd., an exempted company incorporated in the Island of Bermuda (“Athene Holding”), and (x) Athene Group Ltd., an exempted company incorporated in the Cayman Islands (“Athene Group”).  Liberty Life, IIC, AAM, Apollo Life, Capital Management, Capital Management GP, Management Holdings, Management Holdings GP, Athene Holding and Athene Group are referred to herein collectively as the “Reporting Persons”.  The principal address of Liberty Life is 2000 Wade Hampton Boulevard, Greenville, South Carolina 29615.  The principal address of IIC is 2970 Hartley Road, Suite 300, Jacksonville, Florida 32257.  The principal address of AAM is 818 Manhattan Beach Blvd, Suite 100, Manhattan Beach, CA 90266.  The principal address of Apollo Life and Athene Group is c/o Walkers Corporate Services Limited, P.O. Box 908-GT, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1-9005.  The principal address of Capital Management, Capital Management GP, Management Holdings and Management Holdings GP is 9 West 57th St., 43rd Floor, New York, New York 10019.  The principal address of Athene Holding is 96 Pitts Bay Road, Pembroke, Bermuda HM08.

Liberty Life and IIC are principally engaged in the life insurance business.  AAM is principally engaged in the business of serving as an investment manager for IIC and other subsidiaries of Athene Holding and related accounts.  Apollo Life is principally engaged in the business of serving as a member of AAM.  Capital Management is the sole shareholder of Apollo Life, and is principally engaged in the business of serving as the sole shareholder of Apollo Life and as the sole member and manager of other Apollo investment managers.  Capital Management GP is the general partner of Capital Management and is principally engaged in the business of serving as the general partner of Capital Management.

Management Holdings is the sole member and manager of Capital Management GP, and is principally engaged in the business of serving as the sole member and manager of Management GP and other Apollo investment managers, including Apollo Global Real Estate Management GP, LLC. Apollo Global Real Estate Management GP, LLC is the general partner of Apollo Global Real Estate Management, L.P., which is the sole member and manager of ACREFI Management, LLC, which serves as the business and day-to-day operations manager of the Issuer.  Management Holdings GP is the general partner of Management Holdings and is principally engaged in the business of serving as the general partner of Management Holdings.

Attached as Appendix A to Item 2 is information concerning the directors of Athene Group, and the executive officers and managers of Management Holdings GP, and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.  None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock held of record by Liberty Life and IIC were acquired from the Issuer in a private placement that closed on July 29, 2011.  Liberty Life and IIC obtained the funds used to purchase the shares of the Issuer’s Common Stock from their respective general accounts.

Item 4.	Purpose of Transaction

All of the shares of Common Stock reported herein as beneficially owned by the Reporting Persons were acquired for investment purposes.  The Reporting Persons retain the right to change their investment intent, from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.  The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.  None of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

IIC and Liberty Life hold an aggregate of 3,000,000 shares of the Issuer’s Common Stock, which represents approximately 14.6% of the outstanding Common Stock of the Issuer.  The shares of Common Stock reported as beneficially owned by Athene Holding and Athene Group include the shares of Common Stock held of record by IIC and Liberty Life.  The shares of Common Stock reported as beneficially owned by AAM, Capital Management and Capital Management GP include the 1,200,000 shares of Common Stock held by IIC.

The 1,297,500 shares of Common Stock reported as beneficially owned by Management Holdings and Management Holdings GP includes the 1,200,000 shares of Common Stock held of record by IIC and also includes 97,500 shares held of record by ACREFI Management, LLC, the manager of the Issuer.  The 1,297,500 shares of Common Stock reported as beneficially owned by Management Holdings and Management Holdings GP represents 6.3% of the outstanding Common Stock of the Issuer.

The shares of Common Stock reported as beneficially owned in this Schedule 13D do not include 460,000 shares of Common Stock owned of record by Apollo Principal Holdings I, L.P. and beneficially owned by its general partner, Apollo Principal Holdings I GP, LLC.  The Reporting Persons are not part of a group with ACREFI Management, LLC, Apollo Global Real Estate Management, L.P., Apollo Global Real Estate Management GP, LLC, Apollo Principal Holdings I, L.P. or Apollo Principal Holdings I GP, LLC, and each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock of the Issuer reported as beneficially owned by any of ACREFI Management, LLC, Apollo Global Real Estate Management, L.P., Apollo Global Real Estate Management GP, LLC, Apollo Principal Holdings I, L.P. or Apollo Principal Holdings I GP, LLC, and the filing of this Schedule 13D shall not be construed as an admission that any such entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock of the Issuer reported as beneficially owned by any of the other Reporting Persons, and the filing of this Schedule 13D shall not be construed as an admission that any such entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a)   See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.  The percentage of the class beneficially owned by each Reporting Person is determined based on 20,561,032 shares of Common Stock outstanding as of August 5, 2011, as reported by the Issuer in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2011 (file no. 001-34452).

(b)   See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.

(c)   There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Schedule 13D.

(d)   Not applicable.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to be Filed as Exhibits
Exhibit 1: Joint Filing Agreement dated as of August 8, 2011, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated:  August 8, 2011

LIBERTY LIFE INSURANCE COMPANY

By:	/s/ John Golden
Name:	John Golden
Title:	Corporate Secretary

INVESTORS INSURANCE CORPORATION

By:	/s/ John Golden
Name:	John Golden
Title:	Corporate Secretary

ATHENE ASSET MANAGEMENT LLC

By:	/s/ John Golden
Name:	John Golden
Title:	Senior Vice President

APOLLO LIFE ASSET LTD.

By:	/s/ Cindy Michel
Name:	Cindy Michel
Title:	Vice President

APOLLO CAPITAL MANAGEMENT, L.P.

By:	Apollo Capital Management GP, LLC
its general partner

	By:	/s/ Cindy Michel
	Name:	Cindy Michel
	Title:	Vice President

APOLLO CAPITAL MANAGEMENT GP, LLC

By:	/s/ Cindy Michel
Name:	Cindy Michel
Title:	Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC
its general partner

	By:	/s/ Cindy Michel
	Name:	Cindy Michel
	Title:	Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ Cindy Michel
Name:	Cindy Michel
Title:	Vice President

ATHENE HOLDING LTD.

By:	/s/ Tab Shanafelt
Name:	Tab Shanafelt
Title:	Chief Legal Officer and Assistant Secretary

ATHENE GROUP LTD.

By:	/s/ Brian F. Bresnahan
Name:	Brian F. Bresnahan
Title:	Director

APPENDIX A

The following sets forth information with respect to the directors of Athene Group and certain of the executive officers and managers of Management Holdings GP.  Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

The directors of Athene Group are James Belardi, Brian Bresnahan, Wendy Dulman, Christopher Edson, Frank Gillis, Gernot Lohr, Laurie Medley, Matt Michelini, Eric Press, Marc Rowan and Imran Siddiqui.  Athene Group does not have any officers.  The managers and principal executive officers of Management Holdings GP are Messrs. Leon D. Black, Joshua Harris and Marc Rowan.

The principal occupation of Mr. Belardi is to serve as a director of Athene Group and manager and executive officer of AAM, and to act as a director and executive officer of Athene Holding and its subsidiaries.  The principal occupation of Mr. Gillis is to serve as a director of Athene Group, AAM, and Athene Holding, and to serve as a director and an executive officer of a subsidiary of Athene Holding.  The principal occupation of each of Mr. Bresnahan, Ms. Dulman and Medley, and Messrs. Edson, Lohr, Michelini, Press and Siddiqui is to serve as employees and in some cases officers of Apollo Management, L.P. and its related investment managers and advisors, and to act as directors of Athene Group.  The principal occupations of each of Messrs. Black, Harris and Rowan is to act as executive officers and managers of Management Holdings GP and other related investment managers and advisors.

The business address of Mr. Belardi is 818 Manhattan Beach Blvd, Suite 100, Manhattan Beach, CA  90266.  The business address of Mr. Gillis is 96 Pitts Bay Road, Pembroke, Bermuda HM08.  The business address of each of Ms. Dulman and Medley, and Messrs. Black, Harris, Rowan, Bresnahan, Edson, Lohr, Michelini, Press and Siddiqui, is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.  Messrs. Black, Belardi, Bresnahan, Edson, Gillis, Harris, Michelini, Press, Rowan and Siddiqui, and Ms. Dulman and Medley, are each a citizen of the United States.  Mr. Lohr is a citizen of Germany.  Each of Messrs. Black, Belardi, Bresnahan, Edson, Gillis, Harris, Lohr, Michelini, Press, Rowan and Siddiqui, and Ms. Dulman and Medley, disclaims beneficial ownership of the Common Stock reported as beneficially owned by the Reporting Persons.